Exhibit 99.1

FERRARI LISTING ON MTA APPROVED

Ferrari N.V. (NYSE: RACE), Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) (“FCA”) and FE New N.V. (1) (“Ferrari”) announced today that Borsa Italiana S.p.A. has approved the listing of the common shares of Ferrari on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. (“MTA”), subject to publication of the related prospectus after authorization by the competent Regulatory Authorities.

As previously announced, the listing of the common shares of Ferrari on the MTA is part of a series of transactions intended to separate Ferrari N.V. from Fiat Chrysler Automobiles N.V. and to deliver to holders of FCA common shares Ferrari common shares in accordance with a spin-off ratio of one Ferrari common share for every ten FCA common shares.

These transactions are expected to be carried out between December 31, 2015 and January 3, 2016 and Ferrari shares are expected to commence trading, subject to completion of the separation, on January 4, 2016.

Maranello, 14 December 2015

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(1) As part of the Separation, Ferrari N.V. will be merged into FE New N.V. which immediately before the merger will hold the shares in Ferrari N.V. now held by Fiat Chrysler Automobiles N.V. FE New N.V. will then be renamed Ferrari N.V., and its common shares will be listed on the MTA and the New York Stock Exchange.

For further information:
Ferrari
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Fiat Chrysler Automobiles
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.

Ferrari N.V.
Amsterdam, The Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade registration number: 57991561